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                         February 6, 2024

       Jonathan Kaufman
       Chief Executive Officer
       Lipella Pharmaceuticals, Inc.
       7800 Susquehanna St.
       Suite 505
       Pittsburgh, PA 15208

                                                        Re: Lipella
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2024
                                                            File No. 333-276815

       Dear Jonathan Kaufman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Michael DeDonato